Exhibit 11.1

AHL SERVICES, INC.
COMPUTATION OF EARNINGS PER SHARE
(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Income (Loss) Applicable to Common Stock:
Loss from continuing operations	$(464)	$(29,807)	$(4,707)	$(32,051)

Income (loss) from discontinued operations	$2,363	$(40,810)	$(4,848)	$(40,835)

Cumulative effect of change in accounting principle	$—	$—	$(20,723)	$—

Net income (loss)	$1,899	$(70,617)	$(30,278)	$(72,886)

Weighted average shares:
Common shares	15,247	15,247	15,247	15,295
Common share equivalents applicable to potentially diluted stock options outstanding (1)	—	—	—	—

Weighted average common and common equivalent shares outstanding during the period	15,247	15,247	15,247	15,295

Basic and diluted earnings (loss) per share:
Loss from continuing operations	$(0.03)	$(1.95)	$(0.31)	$(2.09)
Income (loss) from discontinued operations	$0.15	$(2.68)	$(0.32)	$(2.67)
Cumulative effect of change in accounting principle	$—	$—	$(1.36)	$—

Net income (loss)	$0.12	$(4.63)	$(1.99)	$(4.76)

(1)
Because of the loss from continuing operations, diluted earnings per share for the three and nine month periods ended September 30, 2002 and 2001 does not include the incremental shares from the assumed conversion of stock options granted. The common share equivalents applicable to potentially dilutive stock options outstanding were zero for the three months and nine months ended September 30, 2002, and 11 and 50 for the three and nine months ended September 30, 2001, respectively.